August 1, 2014

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Alternative Solutions Trust

File Nos. 033-191940 and 811-22906

Post-Effective Amendment No. 3

Dear Ms. Dubey:

Thank you for your telephonic comments on July 7, 2014 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Alternative Solutions Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2014. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on September 8, 2014.

Comment 1.            Page 1, Investment Objective. Please revise the fund’s investment objective to emphasize pursuit of income in light of the use of the term “income” in the fund’s name. (See Q9 of FAQs on Rule 35d-1.)

Response 1.          We have reviewed the referenced guidance and believe that we have complied by including the term “income” in the fund’s investment objective; Rule 35d-1 does not require that the term be included in any particular manner, and we have given the term the amount of emphasis we think is required. We have therefore made no changes in response to this comment.

Comment 2.         Page 1, Fees and Expenses. (a) In the first line of introductory paragraph, please substitute “the” for “all.” (b) In the Shareholder Fees section, please consider deleting the rows for the fees that reflect “none.” (c) Please submit completed fee and example tables prior to your Rule 485(b) filing so that the staff may review. (d) Please confirm in your response letter that you will file the fund’s Expense Limitation Agreement with your Rule 485(b) filing.

Response 2.          (a) We have made the requested change. (b) We have made the requested change. (c) Please see Appendix A to this letter. (d) It is our practice to file a fund’s expense limitation agreement as part of the registration statement and we will do so for this fund in the upcoming Rule 485(b) filing.

Comment 3.            Pages 4, 9 and 10, Investment Objective and Principal Investment Strategies. (a) In the second paragraph on page 10, you indicate that the fund may engage in short sales. Please add this disclosure to the summary section and include an upper limit on such investments. If none, please indicate 100% may be so invested. (b) Since you have repeated the fund’s investment objective here, please revise as requested in Comment #1. (c) Please provide definitions of “CMOs” and “REMICs” at the first reference to these security types. (d) Please add a reference to “junk bonds” in each instance where “high-yield/high-risk” securities are described. (e) In the paragraph below the bullets, please indicate for credit default swaps whether the fund intends to purchase or sell such securities. (f) Please disclose the estimated duration of the fund’s fixed income securities, or if none, so state in your response letter. (g) In light of the fund’s intention to invest in ETFs, please consider whether “acquired fund fees and expenses” need to be included in the fund’s fees and expenses table.

Response 3.          (a) We have made the requested changes. (b) Please refer to our response to Comment #1. (c) We have added the requested disclosure. (d) We have added the requested disclosure. (e) We have added the requested disclosure. (f) The fund does not have a specific duration policy; therefore, we have made no change in response to this comment. (g) Based on the ETFs in which the fund currently plans to invest, and the amounts to be so invested, we have revised the fund fees and expenses table to include a line for acquired fund fees and expenses.

Comment 4.            Page 4, Principal Risks. Please be sure the risk “Mortgage-Backed and Asset-Backed Securities Risk” ties back to the disclosure under Principal Investment Strategies.

Response 4.          The referenced disclosure is intended to describe the risks of CMOs and REMICs, which are described under Principal Investment Strategies.

Comment 5.            Page 5, Portfolio Management. The description for Mr. Albrycht indicates that he is “the” portfolio manager of the fund, while the others are listed as “a” portfolio manager. Please use consistent terminology.

Response 5.          We have made the requested change.

Comment 6.            Page 6, Purchase and Sale of Fund Shares. If the table is showing information for only Class A and Class C Shares, please so label.

Response 6.          We have reformatted this section to more clearly describe purchase and sale information pertaining to each class of shares.

Comment 7.            Page 7, More Information About Fund Expenses. Note that the Staff’s position on recoupment is that the adviser may not recoup previously reimbursed and/or waived expenses unless expenses at the time of recoupment are less than the previously capped amounts. Please revise your disclosure accordingly.

Response 7.          We have made the requested change.

Comment 8.            Page 9, top of page. The heading shows the fund as “Virtus Strategic Bond Fund”—please correct the fund’s name.

Response 8.          We have made the requested change.

Comment 9.            Pages 8 and 9, Investment Objectives, Principal Investment Strategies and Risks. All Staff comments given on summary section disclosure apply to the Item 9 disclosure, as applicable.

Response 9.          We have revised the disclosure as appropriate.

Comment 10.        Page 10, Principal Investment Strategies. In light of the disclosure indicating that the fund will engage in short sales, please add appropriate risk disclosure to the summary section and to More Information About Risks Related to Principal Investment Strategies.

Response 10.            We have added the requested disclosure.

Comment 11.        Page 10, Principal Investment Strategies. Regarding the fund’s ability to invest in Equity Securities, please consider whether such investments will be of sufficient significance that this investment strategy should be disclosed in the summary section of the prospectus. Please also disclose any market cap strategy and add corresponding risk disclosure.

Response 11.            Upon further consideration, we have determined that investment in equity securities will not be a principal investment strategy of the fund. We have removed this strategy from the Principal Investment Strategies section and the related risk disclosure from the section More Information About Risks Related to Principal Investment Strategies.

Comment 12.            Page 10, Principal Investment Strategies. Please consider disclosing the types of ETFs. Please also consider whether such investments will be of sufficient significance that this investment strategy should be disclosed in the summary section of the prospectus.

Response 12.            We have determined that disclosure of the fund’s ability to invest in ETFs should remain in the Principal Investment Strategies section. We have also revised the disclosure to state that the fund may invest in ETFs “that seek to track the performance of a fixed income (including loans) market index or security.”

Comment 13.            Page 15, Management Fees. In your response letter, please explain how derivatives will be valued for purposes of calculating management fees payable on “Managed Assets.” Please also confirm that such investments will not be valued based on notional amount for this purpose.

Response 13.            The fund intends that derivatives will be valued for purposes of calculating Managed Assets in the same manner as they would be valued for purposes of the fund’s financial statements. The fund’s financial statements will disclose techniques used in the valuation of derivatives, in conformance with accounting guidelines. We confirm that the fund’s investments in derivatives will not be valued based on the notional amount for purposes of calculating management fees payable on Managed Assets.

Comment 14.            Page 17, Additional Investment Techniques. (a) If you determine that equity securities and short sales are indeed principal investment strategies, please add appropriate risk disclosure to the summary section and move the corresponding disclosure from Additional Investment Techniques to More Information About Risks Relating to Principal Investment Strategies. (b) Regarding “Mutual Fund Investing,” in your response letter, please indicate whether the fund intends to invest in unregistered investment companies. If yes, the Staff may have additional comments on this disclosure.

Response 14.            (a) We have revised the principal investment strategies in the summary section to include engaging in short sales and have added/moved risk disclosure as appropriate. We have removed reference to investments in equity securities from the Principal Investment Strategies section; the fund’s ability to invest in equity securities is now covered by the disclosure under “Equity Securities” in Additional Investment Techniques. (b) At this time, we do not expect the fund to invest in unregistered investment companies.

Comment 15.            Page 20, “At what price are shares purchased?” (a) Please add disclosure describing the price given to orders received after 4:00 p.m. (b) Please also briefly describe what is meant by “good order.”

Response 15.            (a) We have added the requested disclosure. (b) A full description of the phrase “good order” appears in the section “How to Buy Shares.” We believe this to be the more appropriate location for said disclosure and have therefore made no changes in response to this comment.

Comment 16.            Pages 21 and 22, Sales Charges. The sales charge for Class A Shares is described as being both 5.75% and 3.75% in different subsections. Please make corrections as appropriate.

Response 16.            We have made the requested changes.

Comment 17.            Page 22, Class I Shares. Please provide more detailed information about the procedure for purchasing Class I Shares.

Response 17.            We have removed from this paragraph the statement directing shareholder to call Virtus Fund Services since disclosure regarding purchasing each class of shares currently appears under “Your Account” and “How to Buy Shares.”

Comment 18.            Page 22, Contingent Deferred Sales Charge you may pay on Class A Shares. Please state whether the CDSC is based on offering price or the lesser of offering price or net amount invested. (Please refer to Instruction 3A to Item 12A of Form N-1A.)

Response 18.            We have added the requested disclosure.

Comment 19.            Page 28, Annual Fee on Small Accounts. Please add the $25 small account fee to the fee table.

Response 19.            Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have not made any revisions in response to this comment.

Comment 20.            Back cover. Please add a reference to the EDGAR database when referencing the SEC web site.

Response 20.            We have added the requested disclosure.

Comment 21.            Part C, Item 28 Exhibits. Please update Exhibit (i)2, Opinion of Counsel, as appropriate to include this new fund.

Response 21.            We will file an updated Opinion of Counsel with our upcoming 485BPOS filing.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer S. Fromm

Jennifer S. Fromm

cc: Ann Flood

Appendix A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Annual Fund Operating Expenses	Class A	Class C	Class I
Management Fee	0.80%	0.80%	0.80%
Distribution and Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses(c)	1.06%	1.06%	1.06%
Acquired Fund Fees and Expense	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	2.12%	2.87%	1.87%
Less Expense Reimbursement(d)	(0.71%)	(0.75%)	(0.71%)
Total Annual Fund Operating Expenses	1.41%	2.16%	1.16%

(c) Estimated for current fiscal year, as annualized.

(d) The fund’s investment adviser has contractually agreed to limit the fund’s total operating expenses (excluding dividend and interest expenses, taxes, brokerage commissions, extraordinary expenses and acquired fund fees and expenses) so that such expenses do not exceed 1.40% for Class A Shares, 2.15% for Class C Shares and 1.15% for Class I Shares through [_______, 2015.] [Note: Date will be at least one year from date of registration statement.] Following the contractual period, the adviser may recapture operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred.

Example

	Share Status	1 Year	3 Years
Class A	Sold or Held	$710	$1,283
Class C	Sold	$319	$668
	Held	$219	$668
Class I	Sold or Held	$118	$519